UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934



                                   Genoil Inc.
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                                (Name of Issuer)

                           Common stock, no par value
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                         (Title of Class of Securities)

                                    371924101
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                                 (CUSIP Number)

                                January 23, 2007
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                           Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 371924101               SCHEDULE 13G               Page 2 of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)[x]
        (b)[ ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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      NUMBER OF
        SHARES           5      SOLE VOTING POWER
     BENEFICIALLY               0
       OWNED BY          ------------------------------------------------------
         EACH            6      SHARED VOTING POWER
      REPORTING                 11,063,215
        PERSON           ------------------------------------------------------
         WITH            7      SOLE DISPOSITIVE POWER
                                0
                         ------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER
                                11,063,215
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,063,215
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.96%
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12     TYPE OF REPORTING PERSON*

       OO
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(1) The shares described herein are held by North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (the "Funds"). North Sound Capital LLC (the "Reporting Person") is the managing member and investment advisor, respectively, of the Funds and has voting and investment control with respect to the shares held by the Funds. Thomas McAuley is the Manager of the Reporting Person. Although each of the Reporting Person and Mr. McAuley may be deemed the beneficial owner of the shares held by the Funds pursuant to Rule 13d-3 under the Act, neither owns such shares directly. Each of the Reporting Person and Mr. McAuley disclaims beneficial ownership of the shares held by the Funds except to the extent of their respective economic interests in each Fund.
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CUSIP No. 371924101               SCHEDULE 13G               Page 3 of 5 Pages

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Item 1(a).        Name of Issuer:

                  Genoil Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  47th Floor
                  Perdo Canada Centre-West Tower
                  150-6th Ave
                  Calgary, AB T2P 3Y7
                  Canada

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  20 Horseneck Lane
                  Greenwich, CT 06830
                  StateplaceDelaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common stock, no par value

Item 2(e).        CUSIP Number:

                  371924101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of January 23, 2007:

                  (a) Amount beneficially owned: 11,063,215

                  (b) Percent of Class: 4.96%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                11,063,215
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CUSIP No. 371924101               SCHEDULE 13G               Page 4 of 5 Pages

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                           (iii) sole power to dispose or direct the
                                 disposition of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 11,063,215

Item 5.           Ownership of Five Percent or Less of a Class.

                  [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 371924101               SCHEDULE 13G               Page 5 of 5 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2007


                                                 NORTH SOUND CAPITAL LLC

                                                 By:/s/ Thomas McAuley
                                                 ------------------------------
                                                 Name:Thomas McAuley
                                                 Title:Chief Investment Officer